  EXHIBIT 107

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)
Selling Shareholders Common Stock, $0.001 par value	43,781,000	$0.50	$21,890,500	$2,209.00
Units consisting of Common Stock and Warrants	5,000,000	$-	$-	$-
Common Stock, $0.001 par value, included as part of the unit	5,000,000	$0.50	$2,500,000	$232.00
Warrants as part of the Units
Common Stock underlying the Warrants	5,000,000	$1.00	5,000,000	$463.50

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(1) Pursuant to Rule 416 under the Securities Act, the shares of common stock offered   hereby include an indeterminate number of additional shares of common stock as may from time to time become issuable by reason of stock splits, stock dividends, recapitalizations or other similar transactions.

(2) Calculated based on the proposed offering price per share.